UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o Total accesses reached 91.7 million in the quarter (+0.6% q-o-q), of which 76.6 million in the mobile business and 15.1 million in the fixed-line business;

o Acceleration in the growth of fixed access leveraged by the quarterly evolution of fixed voice accesses (+60 thousand in 3Q13 over 2Q13), with emphasis for the performance out of the state of São Paulo;

o Fixed broadband services net adds records 46 thousand in 3Q13, specially on FTTH, around 90% of which at speeds higher than 4Mbps;

o Increased quarterly growth in TV accesses (+9.4% q-o-q), with net additions of 51 thousand accesses, leveraged by the additions in DTH and IPTV;

o Consistentleadership in the mobile higher revenue segments, with increased growth in postpaid accesses, (+23.3% y-o-y in 3Q13 over +20.4% y-o-y in 2Q13) and 1,453 thousand net additions in the quarter, a historic record;

o Mobile data accesses recorded growth of 11.8% q-o-q and 88.1% y-o-y;

o Mobile Data ARPU registered growth of 24.0% y-o-y, +0.6 p.p. over the growth recorded in the previous quarter;

o Total Net Revenue recorded annual growth of 1.9% in the quarter and 2.6% year-to-date. The growth in the Total Services Revenueincreased, having recorded 1.5% y-o-y. Excluding the regulatory effect of the reduction in the MTR and VC, the growth would be of 3.1% y-o-y;

o Mobile Services Revenue recorded annual variation of 7.1%, +1.9 p.p. compared to the variation of +5.2% registered last quarter. Excluding the effect of the MTR reduction in April/13, such variation would be 9.1% y-o-y;

o Data and SVA Revenuesalready account for 32.4% of the Mobile Services Revenue, leveraged by the growth of mobile internet revenues, which increased by 35.5% y-o-y;

o Year-to-date Recurrent EBITDA recorded R$ 7.7 billion with EBITDA Margin of 30.1% (-3.5 p.p. y-o-y) in the period;

o Investments of R$ 1.9 billion in the quarter, of which R$ 451 million referring to license upgrade. Capex focused on quality assurance, 4G coverage and fiber;

o Interest on own capital and Dividends to the shareholders, declared during the second semester already accrue R$ 978.0 and R$ 746.0 million respectively until October 2013.

Note: (1) y-o-y: annual variation and (2) q-o-q: quarterly variation.

HIGHLIGHTS

Consolidated in R$ million	3Q13	2Q13	∆%	3Q12	∆%	9M13	9M12	∆%

Net Operating Revenues	8,618.2	8,491.5	1.5	8,460.6	1.9	25,665.2	25,012.3	2.6

Net Operating Services Revenues	8,317.7	8,170.3	1.8	8,197.9	1.5	24,677.8	24,399.8	1.1

Net operating mobile revenues	5,438.7	5,219.2	4.2	5,078.2	7.1	15,928.4	14,962.4	6.5
Net operating fixed revenues	2,879.0	2,951.1	(2.4)	3,119.7	(7.7)	8,749.4	9,437.4	(7.3)

Net handset revenues	300.5	321.2	(6.5)	262.7	14.4	987.5	612.6	61.2

Operating costs	(6,236.9)	(5,916.0)	5.4	(5,548.6)	12.4	(17,960.8)	(16,163.0)	11.1
Recurrent Operating costs	(6,236.9)	(5,995.6)	4.0	(5,589.0)	11.6	(17,950.6)	(16,629.8)	7.9

EBITDA	2,381.3	2,575.5	(7.5)	2,912.0	(18.2)	7,704.4	8,849.3	(12.9)
EBITDA Margin %	27.6%	30.3%	(2.7) p.p.	34.4%	(6.8) p.p.	30.0%	35.4%	(5.4) p.p.

Recurrent EBITDA	2,381.3	2,495.9	(4.6)	2,871.6	(17.1)	7,714.6	8,382.5	(8.0)
Recurrent EBITDA Margin %	27.6%	29.4%	(1.8) p.p.	33.9%	(6.3) p.p.	30.1%	33.5%	(3.5) p.p.

Net income	760.2	914.2	(16.8)	935.8	(18.8)	2,484.6	2,977.9	(16.6)

Capex	1,867.9	1,252.4	49.1	963.6	93.9	3,828.3	3,271.6	17.0

Total accesses (thousand)	91,712	91,141	0.6	91,892	(0.2)	91,712	91,892	(0.2)
Total mobile accesses	76,614	76,200	0.5	76,806	(0.2)	76,614	76,806	(0.2)
Total fixed accesses	15,098	14,941	1.1	15,087	0.1	15,098	15,087	0.1

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the third quarter of 2013, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down. The results of the following direct and indirect subsidiaries are consolidated in the Company’s statements until the second quarter of 2013: Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações. As from the third quarter 2013, after the corporate reorganization, subsidiary Telefônica Data S.A. is consolidated in the Company´s statements.

Mobile Business

OPERATING PERFORMANCE

Thousand	3Q13	2Q13	∆%	3Q12	∆%	9M13	9M12	∆%

Mobile total accesses	76,614	76,200	0.5	76,806	(0.2)	76,614	76,806	(0.2)
Postpaid	22,138	20,685	7.0	17,955	23.3	22,138	17,955	23.3
Prepaid	54,476	55,515	(1.9)	58,851	(7.4)	54,476	58,851	(7.4)
Market Share (*)	28.6%	28.7%	(0.1) p.p.	29.7%	(1.1) p.p.	28.6%	29.7%	(1.1) p.p.
Postpaid	38.9%	37.8%	1.1 p.p.	36.8%	2.1 p.p.	38.9%	36.8%	2.1 p.p.
Mobile broadband (modem only)	49.6%	48.1%	1.5 p.p.	48.1%	1.5 p.p.	49.6%	48.1%	1.5 p.p.
Net additions	415	212	95.6	1,086	(61.8)	477	5,252	(90.9)
Postpaid	1,453	1,167	24.6	777	87.0	3,336	1,839	81.4
Market Share of net additions (*)	16.4%	12.6%	3.9 p.p.	39.8%	(23.3) p.p.	16.4%	39.8%	(23.3) p.p.
Postpaid	64.5%	58.2%	6.3 p.p.	43.6%	20.9 p.p.	64.5%	43.6%	20.9 p.p.
Market penetration	135.2%	134.2%	1.0 p.p.	131.6%	3.6 p.p.	135.2%	131.6%	3.6 p.p.
Monthly churn	4.3%	3.9%	0.4 p.p.	3.5%	0.8 p.p.	4.3%	3.5%	0.8 p.p.
Postpaid	1.4%	1.7%	(0.3) p.p.	1.7%	(0.3) p.p.	1.4%	1.7%	(0.3) p.p.
ARPU (R$/month)	23.6	22.8	3.5	22.2	6.6	23.2	22.2	4.7
Voice ARPU	16.0	15.5	3.3	16.0	(0.2)	15.9	16.1	(1.3)
Data ARPU	7.7	7.4	3.9	6.2	24.0	7.3	6.1	20.7
Total traffic (million minutes) (**)	26,229	26,579	(1.3)	26,677	(1.7)	80,126	75,573	6.0
Outgoing	23,669	24,000	(1.4)	23,974	(1.3)	72,396	67,515	7.2
Incoming	2,560	2,580	(0.8)	2,703	(5.3)	7,730	8,058	(4.1)

(*) Source: Anatel. (**) Reatroactively adjusted due to systemic reading.

Note: In order to better reflect the performance of the integrated Company, the Mobile Traffic is presented after intercompany. Additionally, considers the allocation of long distance traffic per call origination. See quarterly history in the annex (page 17).

o Total accesses increased by 0.5% over 2Q13, closing the quarter with 76,614 thousand accesses. Worthy of mention the postpaid segment, which grew by 23.3% y-o-y with 22,138 thousand accesses, increasing the postpaid customer mix which reaches 28.9%, an increase of 5.5 p.p. in the annual comparison.

o Total market share of the quarter presented a slight decrease over last quarter, with share of 28.6% (-1.1 p.p. y-o-y) due to our selective policy in prepaid. In the postpaid market Telefônica Brasil achieved 64.5% of the net additions of the quarter, recording a market share of 38.9% (+2.1 p.p. y-o-y),reflecting the quality differential presented by the Company. In 4G technology Vivo achieves 40.4% of market share.

o Vivo led the market of Data cards with 49.6% market share, leveraged by its differentiated 3G and HSPA+ coverage nationwide.

o In the machine-to-machine (M2M) market the customer base continued to grow, recording 2.1 million customers in September, a growth of 12.6% over 2Q13.

o  In 3Q13, the mobile net additions recorded 415 thousand accesses, having the postpaid net additions recorded 1,453 thousand accesses, a growth of 87% over the same period of last year.

o The R$ 23.6 ARPU represents a growth of 6.6% over 3Q12, mainly due to the increase in the data revenues resulting from the successful sales of modem cards and smartphone plans. Excluding the regulatory impact, the ARPU would have recorded an annual growth of 8.6% in the period.

o The prepaid customer base recorded an annual reduction of 7.4%, while the financial volume of Recharges presented a strong growth in the quarter (+7.0% y-o-y), demonstrating the effectiveness of our prepaid disconnection action. The reduced the number of days with business activity caused by the social protests and bank labor strikes occurred in the period impacted the annual growth of the financial volume of recharges.

NET OPERATING REVENUES

Consolidated in R$ million	3Q13	2Q13	∆%	3Q12	∆%	9M13	9M12	∆%

Net operating mobile revenues	5,739.2	5,540.4	3.6	5,340.9	7.5	16,915.8	15,574.9	8.6

Net service mobile revenues	5,438.7	5,219.2	4.2	5,078.2	7.1	15,928.4	14,962.4	6.5
Access and Usage	2,863.8	2,726.0	5.1	2,717.3	5.4	8,374.2	7,967.6	5.1
Network usage	786.6	780.2	0.8	936.3	(16.0)	2,472.2	2,864.0	(13.7)
Data plus VAS	1,762.1	1,684.7	4.6	1,414.2	24.6	5,013.1	4,083.6	22.8
Messaging P2P	506.3	488.0	3.7	482.3	5.0	1,505.5	1,394.2	8.0
Internet	955.6	915.1	4.4	705.3	35.5	2,683.6	2,043.5	31.3
VAS	300.2	281.6	6.6	226.6	32.5	824.0	645.9	27.6
Other services	26.2	28.3	(7.3)	10.4	152.3	68.8	47.2	46.0
Net handset revenues	300.5	321.2	(6.5)	262.7	14.4	987.5	612.6	61.2

Note: In order to better reflect the performance of the integrated Company, the revenues are presented after intercompany. Additionally, the Mobile Net Revenue considers the allocation of long distance revenues per call origination.

Net operating mobile revenues in the quarter recorded a growth of 7.5% in the annual comparison, driven by the increased data and terminal revenues. The mobile service revenue grew by 7.1% when compared to the same period of last year. Excluding the regulatory impact effect, the mobile net service revenue growth would be of 9.1% y-o-y.

Access and usage revenues increased by 5.4% in the y-o-y comparison. The increase in the postpaid customer base with the“Vivo Ilimitado” plans and the growth in prepaid recharges contributed for this performance.

Network usage revenues decreased by 16.0% compared to 3Q12 mainly due to the reduction of the MTR. By normalizing this effect, such reduction would be of 5.1%. In the q-o-q comparison, a slight growth of 0.8% was recorded.

Data and VAS (Value Added Services) revenues continued to record a good performance, with growth of 24.6% y-o-y. This is mainly due to the growth in sales of data packages, in addition to higher mix of smartphones. In the quarter, Data and VAS revenues accounted for 32.4% of the net mobile services revenue, an annual growth of 4.6 p.p.. Considering outgoing revenue only, data and VAS would represent 37.9% in 3Q13.

SMS revenues increased by 5.0% y-o-y, driven by the launch of the “Vivo Sempre 3” promotion with reduced SMS rate to all the operators, in addition to sales of unlimited packages in the postpaid plans (R$ 10/month), higher SMS penetration in the “Vivo Sempre”campaign (R$ 0.05/sms), as well as inclusion of off-net SMS in postpaid plans.

Mobile internet revenues continued to accelerate, recording an increase of 35.5% in the y-o-y comparison, accounting for 54.2% of data revenue in 3Q13. This performance is directly driven by the strong growth of postpaid and data accesses, especially the 3G Plus and 4G plans. In the postpaid individual customers segment, 75% of the customers own smartphones or smartlights.

VAS Revenues increased by 32.5% y-o-y, driven by the education platform, “Vivo Som de Chamada” and “Vivo Segurança Online”services which maintain significant growth level.

The annual increase of 14.4% in the mobile handset revenues was reduced in relation to the previous quarter due to the change in the hardware sales model for the SME segment that occurred in 3Q12, which makes the comparison homogeneous, in addition to a less aggressive subsidy policy.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	3Q13	2Q13	∆%	3Q12	∆%	9M13	9M12	∆%

Fixed voice accesses	10,627	10,566	0.6	10,714	(0.8)	10,627	10,714	(0.8)
Residential	7,033	6,999	0.5	7,227	(2.7)	7,033	7,227	(2.7)
Corporate	3,001	2,975	0.9	2,886	4.0	3,001	2,886	4.0
Others	593	593	(0.0)	600	(1.3)	593	600	(1.3)
Fixed broadband	3,883	3,837	1.2	3,754	3.4	3,883	3,754	3.4
Pay TV	588	537	9.4	619	(5.0)	588	619	(5.0)
Total fixed accesses	15,098	14,941	1.1	15,087	0.1	15,098	15,087	0.1

% Broadband accesses over fixed voice accesses	36.5%	36.3%	0.2 p.p.	35.0%	1.5 p.p.	36.5%	35.0%	1.5 p.p.

o     Fixed-line total accesses recorded a growth of 1.1% in relation to the previous quarter, totaling 15,098 thousand accesses in 3Q13, driven by a better performance in all the fixed services.

o    Fixed voice accesses recorded a growth of 0.6% in the quarter, totaling 10.6 million in 3Q13, thus reversing the annual trend of reduction in the fixed voice accesses (-0.8% y-o-y in 3Q13 vs. -3.4% y-o-y in 3Q12). Corporate accesses remained with good performance and recorded a growth of 4.0% y-o-y. The quarterly growth in the residential segment is due to the increase of fixed wireless solutions sales out of the state of São Paulo, driven by the quality of the product, creation of offers geared to the target users, besides the strengthening of the sales channel. By the end of 3Q13, the FWT customer base reached 318 thousand accesses, a growth of 59% over last quarter.

o     Fixed broadbandaccesses recorded 3,883 thousand customers in 3Q13, a growth of 3.4% over last year, with acceleration in the additions at higher speeds. In this respect, around 90% of the additions were above 4mbps and the FTTH connections already records 171 thousand accesses.

o     Pay TV accesses recorded a growth of 9.4% over last quarter recording 588 thousand subscribers at the end of the quarter, showing a positive reaction after the business expansion efforts were retaken. This result reflects the acceleration of the DTH and IPTV additions.

NET OPERATING REVENUES

Consolidated in R$ million	3Q13	2Q13	∆%	3Q12	∆%	9M13	9M12	∆%

Net operating fixed revenue	2,879.0	2,951.1	(2.4)	3,119.7	(7.7)	8,749.4	9,437.4	(7.3)

Voice and accesses	1,524.9	1,561.9	(2.4)	1,722.2	(11.5)	4,649.2	5,250.9	(11.5)
Interconnection	118.1	112.9	4.6	118.5	(0.3)	338.8	347.9	(2.6)
Data transmission	904.2	910.7	(0.7)	887.0	1.9	2,708.5	2,667.7	1.5
Pay TV	123.7	114.1	8.4	144.3	(14.3)	359.0	452.7	(20.7)
Other services	208.2	251.5	(17.2)	247.8	(16.0)	693.9	718.3	(3.4)

% Data / Net Operating Revenue	31.4%	30.9%	0.5 p.p.	28.4%	3.0 p.p.	31.0%	28.3%	2.7 p.p.

Note: In order to better reflect the performance of the integrated Company, revenues are presented after intercompany. Additionally, the Net Operating Fixed Revenue considers the allocation of long distance revenue per call origination and the allocation of revenues arising from FWT solution (“Vivo Fixo”).

Fixed-line net revenues recorded an annual reduction of 7.7%. Such variation is mainly explained by the reduction in fixed voice revenues and other services, besides the reduction in fixed to mobile tariff (VC) last April. Excluding this effect, the reduction in the period would be of 6.6%.

Voice and accesses revenues decreased by 11.5% in relation to 3Q12, justified by the fixed to mobile substitution, lower voice traffic according to the fewer number of days with business activity caused by the social protests occurred in the period which affected the corporate business, in addition to regulatory impacts. Excluding the VC reduction, the variation would be of -9.4% y-o-y.

Network usage revenues remained stable when compared to 3Q12, recording -0.3%, and grew 4.6% over the previous quarter.

Data revenues grew 1.9% y-o-y. The Company has adopted actions for increasing broadband services revenue, including the improvement of the speed mix of our ADSL base and the expansion of our fiber customer base.

In 3Q13, Pay TV revenues grew by 8.4% in relation to the previous quarter due to the expansion efforts for this business started in 2Q13. In the y-o-y comparison, the reduction of 14.3% was mainly due to the disconnection of MMDS customers, which was ended in the previous quarter.

Other services revenues reduced by 16% y-o-y reflecting the volatility of the market in hardware sales for corporate clients.

Consolidated Operating Costs

Consolidated in R$ million	3Q13	2Q13	∆%	3Q12	∆%	9M13	9M12	∆%

Operating costs	(6,236.9)	(5,916.0)	5.4	(5,548.6)	12.4	(17,960.8)	(16,163.0)	11.1

Personnel	(618.7)	(567.4)	9.0	(582.5)	6.2	(1,879.6)	(1,839.4)	2.2
Costs of services rendered	(2,740.6)	(2,641.3)	3.8	(2,569.6)	6.7	(8,027.8)	(7,625.3)	5.3
Interconnection	(1,021.8)	(937.2)	9.0	(977.2)	4.6	(2,909.7)	(3,037.5)	(4.2)
Taxes and contributions	(411.1)	(449.9)	(8.6)	(447.0)	(8.0)	(1,300.2)	(1,400.4)	(7.2)
Third-party services	(958.4)	(873.8)	9.7	(849.1)	12.9	(2,714.8)	(2,453.9)	10.6
Others	(349.3)	(380.4)	(8.2)	(296.3)	17.9	(1,103.1)	(733.5)	50.4
Cost of goods sold	(508.1)	(522.9)	(2.8)	(454.3)	11.8	(1,590.7)	(1,255.5)	26.7
Selling expenses	(1,924.4)	(1,861.6)	3.4	(1,658.4)	16.0	(5,404.6)	(4,827.2)	12.0
Provision for bad debt	(167.2)	(199.0)	(16.0)	(167.2)	0.0	(569.3)	(507.7)	12.1
Third-party services	(1,664.1)	(1,584.3)	5.0	(1,418.1)	17.3	(4,590.8)	(4,106.7)	11.8
Others	(93.1)	(78.3)	18.9	(73.1)	27.4	(244.5)	(212.8)	14.9
General and administrative expenses	(264.5)	(261.8)	1.0	(234.7)	12.7	(806.2)	(806.9)	(0.1)
Third-party services	(185.7)	(223.7)	(17.0)	(189.3)	(1.9)	(618.6)	(617.5)	0.2
Others	(78.8)	(38.1)	106.8	(45.4)	73.6	(187.6)	(189.4)	(1.0)
Other net operating revenue (expenses)	(180.6)	(61.0)	196.1	(49.1)	267.8	(251.9)	191.3	n.a.

Operating costs recorded growth of 12.4% y-o-y and of 5.4% q-o-q, totaling R$ 6,236.9 million in 3Q13, without considering depreciation and amortization expenses. This variation is mainly due to the selling efforts made towards improving the fixed line business performance, the increase in the mobile customer base with focus on value generation, the expansion and maintenance of the network with focus on quality in face of the increase in data traffic, in addition to the sales of assets in 3Q12, which reduced the comparison basis. Excluding the non-recurring effects, costs increase would have dropped to 11.6% in the y-o-y comparison.

Personnel costs in 3Q13 recorded a growth in the y-o-y comparison of 6.2%, due to the collective bargaining implemented in January/13. In the q-o-q comparison, a 9.0% increase was, recorded due to the selling efforts made especially for meeting the demand outside the state of São Paulo. It is worth to mention that in the year-to-date comparison the increase registered was 2.2% only.

The cost of services rendered in 3Q13 grew by 6.7% in relation to the same period of last year, partially offset by the reduction in the MTR occurred in April/13. Excluding this effect, the increase would be of 10.3%, mainly due to the expansion and maintenance of sites focused on mobile quality assurance in face of the strong growth in data traffic, in addition to increased efforts in network and links renting focused on expansion of the fixed corporate services outside the state of São Paulo. The quarterly variation increased by 3.8%.

The cost of goods sold in 3Q13 grew by 11.8% in relation to 3Q12, reducing the growth rate recorded in the previous quarters due to the change in our handsets sales model for the SME segment in 3Q12, which makes the comparison homogeneous, in addition to the increase of the prices for smartphones and cuts in subsidies for control plans, that reduced the volume of sales in the quarter.

Selling expenses recorded an increase of 16% y-o-y, mainly due to the selling efforts towards the fixed line business, focusing on growth, in addition to the increase in the postpaid mobile customer base, supported by a commercial policy focused on value generation. The annual increase in third party services is due to greater expenses with TV content, advertising and publicity, in addition to the growth in commissioning costs tied to higher data packages adoption and to the significant volume of new postpaid customers.

The Provision for bad debt totaled R$ 167.2 million in 3Q13, maintaining the rate of 1.3% of the total gross revenues recorded in 3Q12, 0.3 p.p. less in comparison to 2Q13. The Company increased its control over the collecting actions and continued to refine the credit concession to maintain the default levels under control.

General and administrative expenses grew by 12.7% in 3Q13 when compared to 3Q12, mainly due to the annual increase recorded in third party services and rents. A controlled increase of 1.0% was recorded in the q-o-q comparison.

Other net operating revenues (expenses) recorded expense of R$ 180.6 million in 3Q13, a variation of R$ 119.6 million compared to 2Q13, mainly due to the sales of assets in the amount of R$ 79.6 million occurred in the previous quarter. On the accumulated basis, expenses reduced 0.1% y-o-y.

Ebitda

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 2,381.3 million in 3Q13, with EBITDA Margin of 27.6%, an annual variation of -6.3 p.p., compared to the 3Q12 adjusted margin of 33.9%, which was positively impacted by R$ 40.4 million due to the sale of towers.

Depreciation and Amortization

Consolidated in R$ million	3Q13	2Q13	∆%	3Q12	∆%	9M13	9M12	∆%

EBITDA	2,381.3	2,575.5	(7.5)	2,912.0	(18.2)	7,704.4	8,849.3	(12.9)

Depreciation and Amortization	(1,368.8)	(1,448.0)	(5.5)	(1,384.8)	(1.2)	(4,214.1)	(4,054.9)	3.9
Depreciation	(954.5)	(988.3)	(3.4)	(933.4)	2.3	(2,902.8)	(2,720.8)	6.7
Amortization of intangibles (*)	(199.2)	(199.2)	0.0	(199.2)	0.0	(597.6)	(597.6)	0.0
Others amortizations	(215.1)	(260.5)	(17.4)	(252.2)	(14.7)	(713.7)	(736.5)	(3.1)

EBIT	1,012.5	1,127.5	(10.2)	1,527.2	(33.7)	3,490.3	4,794.4	(27.2)

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization recorded a drop of 1.2% y-o-y and of 5.5% over 2Q13. This quarterly variation is mainly explained by the acceleration of the MMDS depreciation in 2Q13 due to the discontinuity of this technology.

Financial Result

Consolidated in R$ million	3Q13	2Q13	∆%	3Q12	∆%	9M13	9M12	∆%

Net Financial Income	(41.1)	(73.3)	(43.9)	(36.2)	13.5	(131.1)	(165.9)	(21.0)

Financial Revenues	600.6	363.8	65.1	212.8	182.2	1,329.6	832.0	59.8
Income from Financial Transactions	209.1	178.0	17.5	65.9	217.3	589.5	183.3	221.6
Monetary and exchange variations	342.5	182.0	88.2	72.3	373.7	647.6	430.8	50.3
Other financial revenues	49.0	23.8	105.9	74.6	(34.3)	112.5	217.9	(48.4)
(-) Pis and Cofins taxes	0.0	(20.0)	n.a.	0.0	n.a.	(20.0)	0.0	n.a.
Financial Expenses	(641.7)	(437.1)	46.8	(249.0)	157.7	(1,460.7)	(997.9)	46.4
Financial Expenses	(276.2)	(226.8)	21.8	(196.3)	40.7	(715.8)	(610.7)	17.2
Monetary and exchange variations	(365.5)	(210.3)	73.8	(52.7)	593.5	(744.9)	(387.2)	92.4

In 3Q13, the net financial expenses grew by R$ 4.9 million when compared to 3Q12, mainly due to the increased expenses with updating of non-financial assets and liabilities.

Net Income

The Net Income of R$ 2,484.6 million in the 9M13 dropped by 16.6% in relation to the same period of 2012. The 9M12 result, which was impacted by non-recurrent events, had positive EBITDA effects, mainly due to the sales of towers and the reverse provision (DER). On the other hand, the 9M13 result was impacted by the activation of tax credits in 2Q13 and declaration of IOC in 3Q13.

Capex

Consolidated in R$ million	3Q13	2Q13	3Q12	9M13	9M12

Network	1,233.8	983.1	716.3	2,832.7	2,411.3
Technology / Information System	112.1	130.0	113.1	298.3	392.4
Products and Services, Channels, Administrative and others	71.1	139.2	134.1	246.4	467.9
Licenses	451.0	0.0	0.0	451.0	0.0
Total	1,867.9	1,252.4	963.6	3,828.3	3,271.6

Capex ex-licences / Net operating revenue	16.4%	14.7%	11.4%	13.2%	13.1%

The accumulated Capex of 2013 came to R$ 3,828.3 million, 17,0% higher than the same period of 2012, mainly focused on fiber expansion, 3G and 4G coverage, in addition to service quality assurance.

The amount of R$ 451 million refers to the “L” band spectrum upgrade, as the Company continues to focus its investments in the increase of capacity to support the growth in data services demand.

Cash Flow

Consolidated in R$ million	3Q13	2Q13	∆ R$	3Q12	∆ R$	9M13	9M12	∆ R$

Cash generation provided by operating activities	2,613.1	1,968.6	644.5	2,743.2	(130.1)	6,813.3	6,648.8	164.5
Cash applied by investing activities	(1,770.8)	(2,032.4)	261.6	(688.0)	(1,082.8)	(4,614.3)	(2,920.3)	(1,694.0)
Cash flow after investing activities	842.3	(63.8)	906.1	2,055.2	(1,212.9)	2,199.0	3,728.5	(1,529.5)
Cash applied by financing activities	9.0	1,092.0	(1,083.0)	2,575.5	(2,566.5)	(702.0)	62.2	(764.2)
Cash flow after financing activities	851.3	1,028.2	(176.9)	4,630.7	(3,779.4)	1,497.0	3,790.6	(2,293.6)
Cash and Equivalents at the beginning	7,779.2	6,751.0	1,028.2	2,049.5	5,729.7	7,133.5	2,889.5	4,244.0
Cash and Equivalents at the end	8,630.5	7,779.2	851.3	6,680.2	1,950.3	8,630.5	6,680.2	1,950.3

The operating cash generation in the year-to-date was R$ 164.5 million higher in relation to the same period of 2012. Cash in investment activitiesrecorded an increase of R$ 1,694.0 million, mainly due to higher additions of fixed assets to the company, as well as less proceeds from sales of assets. Thus, the cash flow after investmentactivities recorded a consumption of R$ 1,529.5 million in 2013. The cash used infinancing activitiesrecorded a decrease of R$ 764.2 million due to lower issue of debentures as well as funding of loans.

Indebtedness

LOANS AND FINANCING
(R$ million)
September 2013

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR TJLP	TJLP + 0.0% to 9.0%	Until 2016	771.5	1,856.0	2,627.5
BNDES	R$	2.5% to 8.7%	Until 2020	31.3	132.0	163.3
BNB	R$	10.0%	Until 2016	102.9	147.7	250.6
Debentures	R$	106% to 112% of CDI	Until 2014	669.7	93.2	762.8
Debentures	R$	IPCA+0.5% to IPCA + 7%	Until 2021	6.3	171.5	177.8
Debentures	R$	100% of CDI + 0.75 spread	Until 2017	10.1	2,000.0	2,010.1
Debentures	R$	100% of CDI + 0.68 spread	Until 2018	48.2	1,300.0	1,348.2
Financial Leases	R$	-	Until 2033	11.6	162.6	174.2
Other	R$	-	Until 2018	0.0	(2.2)	(2.2)
Foreign currency
BEI	US$	4.18% and 4.47%	Until 2015	34.3	813.3	847.6
Resolução 4131	US$	4.10%	Until 2013	362.0	0.0	362.0
BNDES	UMBND	ECM + 2.38%	Until 2019	10.9	476.8	487.7
Mediocrédito Loan	US$	1.75%	Until 2014	3.4	0.0	3.4
Other	US$	-	Until 2015	0.3	0.0	0.3

Total				2,062.5	7,150.8	9,213.3

L.T. OBLIGATIONS		NET FINANCIAL DEBT
(R$ million)
September 2013		Consolidated in R$ million	09/30/13	06/28/13	09/28/12
Year	Amount	Short-term Debt	2,062.5	2,016.5	1,071.2
2014	651.6	Long-term Debt	7,150.8	6,999.3	7,068.1
2015	1,281.0	Total Debt	9,213.3	9,015.9	8,139.2
2016	505.1	Cash and cash equivalents	(9,104.0)	(8,094.0)	(6,798.9)
2017	2,459.7	Net derivatives position	(368.3)	(373.5)	(244.8)
After 2018	2,253.4	Net debt	(259.0)	548.5	1,095.5
Total	7,150.8	Net debt/EBITDA	(0.02)	0.05	0.09

The Company closed 3Q13 with gross debtof R$ 9,213.3 million, 18.5% of which is denominated in foreign currency. The increase of 13.2% in relation to 3Q12 is mainly related to the issue of debentures of R$ 1,300.0 million in April/13.

The net debttotaled -R$ 259.0 million by the end of 3Q13, representing -0.02 of the EBITDA in the last 12 months. In comparison with 3Q12, the net debt recorded a reduction of R$ 1,354.5 million, mainly explained by the cash generation of the Company. Foreign exchange exposure of the debt is 100% covered by hedge transactions.

Capital Market

Telefônica Brasil’s common shares (ON) and preferred shares (PN) are traded at the BM&FBOVESPA under ticker symbols VIVT3 and VIVT4, respectively. The Company’s ADRs are traded at the NYSE, under ticker symbol VIV.

VIVT3 and VIVT4 shares closed the quarter at R$ 42.91 and R$ 49.17, respectively recording y-o-y appreciation of 6.8% and 11.0%, versus a drop of 11.6% in the Bovespa Index (Ibovespa). The Company’s ADRs appreciated by 3.2% in the period, closing the quarter at US$ 22.44, in face of the increase in the Dow Jones’s index of 12.6%.

The daily traded volume of VIVT3 and VIVT4 in the quarter averaged R$ 504.2 thousand and R$ 56,852.9 thousand, respectively. The daily traded volume of ADR averaged US$ 33,283.8 thousand in the same period.

The table below shows last quarter performance of the shares:

Dividends

The Board of Director’s Meeting held on October 18, 2013 deliberated dividends in the amount of R$ 0.622984 per common share (ON) and R$ 0.685282 per preferred share (PN), totaling R$ 746.0 million. Additionally, the payment of interest on own capital was approved in the amount of R$ 978.0 million, being R$ 0.816727 per ON share and R$ 0.898400 per PN share. The payment of these interest, as well as dividends, will be initiated in November 26, 2013.

Telefônica Brasil

2013	Deliberation	Shareholding position	Gross amount (Million Reais)	Net amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC (based on 2013)	10/18/2013	10/31/2013	538.0	457.3	ON	0.449283	0.381891	11/26/2013
			0.0	0.0	PN	0.494212	0.420080
Dividends (based on 2013)	10/18/2013	10/31/2013	746.0	746.0	ON	0.622984	0.622984	11/26/2013
			0.0	0.0	PN	0.685282	0.685282
IOC (based on 2013)	10/18/2013	9/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
			0.0	0.0	PN	0.202094	0.171780
IOC (based on 2013)	10/18/2013	8/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
			0.0	0.0	PN	0.202094	0.171780

2012	Deliberation	Shareholding position	Gross amount (Million Reais)	Net amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2012)	04/16/2013	04/16/2013	1,498.8	1,498.8	ON	1.251620	1.251620	11/26/2013
			0.0	0.0	PN	1.376782	1.376782
Dividends (based on 2012)	10/1/2013	01/21/2013	1,650.0	1,650.0	ON	1.377914	1.377914	02/18/2013
			0.0	0.0	PN	1.515705	1.515705
Dividends (based on 2012)	5/11/2012	11/23/2012	1,122.5	1,122.5	ON	0.937417	0.937417	12/12/2012
			0.0	0.0	PN	1.031158	1.031158

CAPITAL STRUCTURE COMPOSITION

September 30, 2013	Common	Preferred	Total

Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share:	R$ 38.84
Subscribed/Paid-in Capital:	R$ 37,798,110	Thousands

Additional Notes

Seeking to optimize the processes and activities of its various areas, in order to address the current challenges of the market in which it operates, and in continuity to the process of enterprise integration started in 2011, the Company launched on October 18, 2013, a restructuring plan which foresees the voluntary participation of its employees to a Resignation Program. In this program special leave conditions are offered to employees who opt for joining. The Company's goal is to reach a volume of approximately 600 employees and the total value of the program will be recognized in 4Q13 results, as personnel expenses.

Annex

Traffic History

INCOME STATEMENT

Consolidated in R$ million	3Q13	2Q13	∆%	3Q12	∆%	9M13	9M12	∆%

Gross operating revenues	12,923.2	12,831.4	0.7	12,544.4	3.0	38,607.7	37,015.5	4.3

Net Operating Revenues	8,618.2	8,491.5	1.5	8,460.6	1.9	25,665.2	25,012.3	2.6

Mobile	5,739.2	5,540.4	3.6	5,340.9	7.5	16,915.8	15,574.9	8.6
Fixed	2,879.0	2,951.1	(2.4)	3,119.7	(7.7)	8,749.4	9,437.4	(7.3)

Operating costs	(6,236.9)	(5,916.0)	5.4	(5,548.6)	12.4	(17,960.8)	(16,163.0)	11.1

Personnel	(618.7)	(567.4)	9.0	(582.5)	6.2	(1,879.6)	(1,839.4)	2.2
Costs of services rendered	(2,740.6)	(2,641.3)	3.8	(2,569.6)	6.7	(8,027.8)	(7,625.3)	5.3
Interconnection	(1,021.8)	(937.2)	9.0	(977.2)	4.6	(2,909.7)	(3,037.5)	(4.2)
Taxes and contributions	(411.1)	(449.9)	(8.6)	(447.0)	(8.0)	(1,300.2)	(1,400.4)	(7.2)
Third-party services	(958.4)	(873.8)	9.7	(849.1)	12.9	(2,714.8)	(2,453.9)	10.6
Others	(349.3)	(380.4)	(8.2)	(296.3)	17.9	(1,103.1)	(733.5)	50.4
Cost of goods sold	(508.1)	(522.9)	(2.8)	(454.3)	11.8	(1,590.7)	(1,255.5)	26.7
Selling expenses	(1,924.4)	(1,861.6)	3.4	(1,658.4)	16.0	(5,404.6)	(4,827.2)	12.0
Provision for bad debt	(167.2)	(199.0)	(16.0)	(167.2)	0.0	(569.3)	(507.7)	12.1
Third-party services	(1,664.1)	(1,584.3)	5.0	(1,418.1)	17.3	(4,590.8)	(4,106.7)	11.8
Others	(93.1)	(78.3)	18.9	(73.1)	27.4	(244.5)	(212.8)	14.9
General and administrative expenses	(264.5)	(261.8)	1.0	(234.7)	12.7	(806.2)	(806.9)	(0.1)
Third-party services	(185.7)	(223.7)	(17.0)	(189.3)	(1.9)	(618.6)	(617.5)	0.2
Others	(78.8)	(38.1)	106.8	(45.4)	73.6	(187.6)	(189.4)	(1.0)
Other net operating revenue (expenses)	(180.6)	(61.0)	196.1	(49.1)	267.8	(251.9)	191.3	n.a.

EBITDA	2,381.3	2,575.5	(7.5)	2,912.0	(18.2)	7,704.4	8,849.3	(12.9)
EBITDA Margin %	27.6%	30.3%	(2.7) p.p.	34.4%	(6.8) p.p.	30.0%	35.4%	(5.4) p.p.

Depreciation and Amortization	(1,368.8)	(1,448.0)	(5.5)	(1,384.8)	(1.2)	(4,214.1)	(4,054.9)	3.9
Depreciation	(954.5)	(988.3)	(3.4)	(933.4)	2.3	(2,902.8)	(2,720.8)	6.7
Goodwill amortization	(199.2)	(199.2)	0.0	(199.2)	0.0	(597.6)	(597.6)	0.0
Others amortizations	(215.1)	(260.5)	(17.4)	(252.2)	(14.7)	(713.7)	(736.5)	(3.1)

EBIT	1,012.5	1,127.5	(10.2)	1,527.2	(33.7)	3,490.3	4,794.4	(27.2)

Net Financial Income	(41.1)	(73.3)	(43.9)	(36.2)	13.5	(131.1)	(165.9)	(21.0)
Financial Revenues	600.6	363.8	65.1	212.8	182.2	1,329.6	832.0	59.8
Income from Financial Transactions	209.1	178.0	17.5	65.9	217.3	589.5	183.3	221.6
Monetary and exchange variations	342.5	182.0	88.2	72.3	373.7	647.6	430.8	50.3
Other financial revenues	49.0	23.8	105.9	74.6	(34.3)	112.5	217.9	(48.4)
(-) Pis and Cofins taxes	0.0	(20.0)	n.a.	0.0	n.a.	(20.0)	0.0	n.a.
Financial Expenses	(641.7)	(437.1)	46.8	(249.0)	157.7	(1,460.7)	(997.9)	46.4
Financial Expenses	(276.2)	(226.8)	21.8	(196.3)	40.7	(715.8)	(610.7)	17.2
Monetary and exchange variations	(365.5)	(210.3)	73.8	(52.7)	593.5	(744.9)	(387.2)	92.4

Gain (loss) on investments	(2.7)	(1.7)	58.8	(1.5)	80.0	(4.8)	(0.3)	1,500.0

Taxes	(208.5)	(138.3)	50.8	(553.7)	(62.3)	(869.8)	(1,650.3)	(47.3)

Net income	760.2	914.2	(16.8)	935.8	(18.8)	2,484.6	2,977.9	(16.6)

BALANCE SHEET

Consolidated in R$ million	09/30/13	12/31/12	∆%

ASSETS	71,515.7	70,251.1	1.8

Current assets	18,531.8	16,209.2	14.3
Cash and cash equivalents	8,630.2	7,133.5	21.0
Financial Investments	411.0	0.0	n.a.
Accounts receivable from customers	6,926.3	6,591.5	5.1
Provision for doubtful accounts	(1,238.0)	(1,079.2)	14.7
Inventories	640.6	387.8	65.2
Recoverable taxes	2,160.8	2,052.4	5.3
Escrow deposits and frozen assets	179.1	126.6	41.5
Derivatives transactions	61.4	41.1	49.4
Dividends and interest on shareholders equity	1.2	1.2	0.0
Prepaid expenses	446.4	248.3	79.8
Credit from associated companies	34.2	38.0	(10.0)
Other assets	278.6	668.0	(58.3)

Non-Current Assets	52,983.9	54,041.9	(2.0)
Net accounts receivable from customers	242.0	93.4	159.1
Financial Investments	119.6	109.7	9.0
Recoverable taxes	382.2	739.0	(48.3)
Deffered taxes	200.1	1,027.9	(80.5)
Escrow deposits and frozen assets	4,193.7	3,909.2	7.3
Derivatives transactions	375.8	286.3	31.3
Credit from associated companies	22.5	20.1	11.9
Other assets	136.3	103.6	31.6
Investments	134.1	142.9	(6.2)
Property, plant and equipment, net	17,462.6	17,604.1	(0.8)
Intangible assets, net	29,715.0	30,005.7	(1.0)

LIABILITIES	71,515.7	70,251.1	1.8

Current liabilities	14,718.8	13,536.8	8.7
Payroll and related charges	446.0	416.3	7.1
Suppliers and accounts payable	6,061.4	5,889.1	2.9
Taxes	1,563.6	1,781.2	(12.2)
Loans and financing	1,328.2	1,270.1	4.6
Debentures	734.4	702.2	4.6
Dividends and interest on shareholders equity	2,347.0	467.8	401.7
Provisions	541.8	496.8	9.1
Derivatives transactions	56.5	29.6	90.9
Payables to associated companies	141.7	50.1	182.8
Deferred revenues	794.1	734.6	8.1
Authorization licenses	76.0	995.0	(92.4)
Other liabilities	628.1	704.0	(10.8)

Non-Current Liabilities	13,165.8	12,033.2	9.4
Taxes	526.5	488.7	7.7
Deferred taxes	705.7	1,216.7	(42.0)
Loans and financing	3,588.4	3,774.5	(4.9)
Debentures	3,562.4	2,253.7	58.1
Provisions	3,942.3	3,453.6	14.2
Derivatives operations	12.4	26.5	(53.2)
Payables to associated companies	6.7	7.2	(6.9)
Deferred revenues	267.6	303.4	(11.8)
Obligations with post-employment benefit plans	414.8	392.3	5.7
Other liabilities	139.0	116.6	19.2

Shareholders' equity	43,631.1	44,681.1	(2.4)
Capital Stock	37,798.1	37,798.1	0.0
Capital Reserve	2,686.9	2,686.9	0.0
Profit Reserve	1,101.7	1,100.0	0.2
Premium on acquisition of non-controlling interest	(70.4)	(70.4)	0.0
Other comprehensive income	13.3	17.8	(25.4)
Additional proposed dividends	0.0	3,148.8	n.a.
Accumulated profits	2,101.5	0.0	n.a.

Conference Call

In English

Date: November 07, 2013 (Thursday)

Time: 12:00 pm (Brasília) and 09:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=1604

A replay of the conference call can be accessed, one hour after the event, until November 14, 2013, by dialing +1 (412) 317-0088, Code: 10034170#

Telefônica Brasil – Investor Relations
Paulo Cesar Teixeira Alberto Horcajo Aguirre Cristiane Barretto Sales Luis Carlos Plaster Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-936

Telephone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available from the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “estimate”, “expect”, “foresee”, “intend”, “plan”, “project”, “target” and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company’s future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 7, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director